

07002152


SEC MAIL
PROCESSING
RECEIVED
FEB 28 2007
WASH, D.C.
186
SECTION

ATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41940

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cantone Research, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

766 Shrewsbury Avenue
(No. and Street)

Tinton Falls	NJ	07724
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter J. Walsh (732) 450-3500 ext 121
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pressman Ciocca Smith LLP
(Name – *if individual, state last, first, middle name*)

1800 Byberry Road, Suite 1100	- Huntington Valley,	PA	19006
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter J. Walsh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cantone Research, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[Signature]
Signature

Chief Financial Officer
Title

ROBERT W. CROWTHER, III
Notary Public
State of New Jersey
My Commission Expires 2/10/08

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 23 2007
WASH, D.C.
186
SECTION

STATEMENT OF FINANCIAL CONDITION

Cantone

RESEARCH, INC.


CRI

DECEMBER 31, 2006

TABLE OF CONTENTS

	Page No.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Notes to Financial Statements	3



PRESSMAN CIOCCA SMITH

THE VISION TO SEE TOMORROW. THE WISDOM TO GET YOU THERE.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Cantone Research, Inc.

We have audited the accompanying statement of financial condition of Cantone Research, Inc. as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cantone Research, Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Pressman Ciocca Smith LLP

February 17, 2007

Pressman Ciocca Smith LLP Certified Public Accountants and Management Consultants
1800 Byberry Road Suite 1100 Huntingdon Valley, PA 19006-3523 Tel. 215.947.2100 Fax. 215.947.7448 www.pcscpa.com

Cantone Research, Inc.

Statement of Financial Condition

December 31, 2006

ASSETS

Cash and cash equivalents	$ 315,349
Deposits with clearing organization (marketable securities at market value)	1,051,967
Deposits with clearing organization (marketable securities, restricted, at market value)	250,000
Advances to registered reps, net of allowance for doubtful accounts	13,799
Receivable from clearing organization	251,381
Prepaid expenses	45,662
Furniture, equipment and leasehold improvements at cost, net of accumulated depreciation	31,369
Other assets	3,088
	$ 1,962,615

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Commissions payable	$ 231,921
Accounts payable and accrued expenses	130,145
TOTAL LIABILITIES	362,066

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY

Common stock, no par value, 1,000 shares authorized, issued and outstanding	50,000
Additional paid - in capital	1,558,000
Accumulated deficit	(7,451)
	1,600,549
	$ 1,962,615

See accompanying notes.

NOTE A – BUSINESS AND ORGANIZATION

Cantone Research, Inc. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

The Company is an introducing broker-dealer for its clients and clears its securities transactions on a fully disclosed basis primarily through First Clearing Corporation ("FCC").

NOTE B – SECURITIES AND EXCHANGE COMMISSION RULE 15C3-3 EXEMPTION

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii), under which provision the Company must carry no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker-dealer, and not otherwise hold funds or securities for, or owe money or securities to its customers.

NOTE C – SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition and Commission

Transactions in securities, including the related commission revenues and expenses, are recorded on a settlement-date basis, generally the third business day following the transaction date. There is no material effect on the financial statements if such transactions were recorded on a trade-date basis.

Depreciation

The Company provides for depreciation of furniture and equipment on the straight-line method over estimated useful lives of three, five and seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Use of Estimates

Preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates, primarily related to collectibility of advances and depreciable lives of furniture, equipment and leasehold improvements. The nature of those estimates, however, is such that variances in actual results are generally immaterial.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

S Corporation - Income Tax Status

The Company, with the consent of its sole stockholder, has elected to be taxed as an S corporation for both Federal and New Jersey corporate income tax purposes. In lieu of Federal corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for current year federal income taxes has been included in the financial statements. In New Jersey, "S" corporations pay a reduced rate corporate income tax.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

NOTE D – DEPOSITS WITH CLEARING ORGANIZATION

The Company has entered into an agreement with FCC whereby all orders of the Company's customers to buy or sell securities are to be cleared through FCC on a fully-disclosed basis. Under this agreement, the Company is required to maintain a minimum deposit of $250,000 in cash or marketable securities. At December 31, 2006, the Company was in compliance with such requirement.

NOTE E – ADVANCES TO REGISTERED REPS

The Company enters into employment contracts ranging from one to three years with newly hired reps. Pursuant to the contracts, the Company makes interest-bearing advances to the reps in amounts up to $50,000. The advance is due in full at the end of the contract period. The contract contains incentives which, if achieved, may result in the forgiveness of the advanced amount. Such forgiveness is recorded as compensation expense in the period earned. As of December 31, 2006, these advances amounted to $226,903. These advances are secured by the licenses of the registered reps. When a registered rep leaves, the Company establishes an allowance for doubtful account based on a case-by-case evaluation of the collectibility of the remaining advance. As of December 31, 2006, the allowance for doubtful accounts was $213,104.

NOTE F – INCOME TAXES

For the year ended December 31, 2006, the Company's provision for current state income tax amounted to $2,080. The Company has not provided for deferred taxes for state income tax purposes because the Company's temporary differences are not material. The New Jersey state net operating loss ("NOL") of approximately $900,000 will be carried forward to offset future New Jersey taxable income. This carry forward will begin to expire in 2009.

NOTE G – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2006, the Company's net capital was $1,376,601, which was $1,276,601 in excess of its required net capital of $100,000. The Company's aggregate indebtedness/net capital ratio was 19%.

NOTE H – LEASES

The Company leases its main office in New Jersey from a related entity under a lease that has been extended to March 31, 2008. Rental expense for 2006 amounted to $83,532 to the related entity.

The Company also leases office equipment under an operating lease at the rate of $507 per month. This lease expires in May 2011. Rental expense for office equipment for 2006 amounted to $6,850.

Future minimum lease payments under the non-cancelable operating lease with the related entity and the office equipment lease are as follows:

Year Ending December 31,	Related Entity	Other
2007	$ 83,532	$ 6,080
2008	20,883	6,080
2009	-	6,080
2010	-	6,080
2011	-	2,027
	$ 104,415	$ 26,347

It is expected that, in the normal course of business, the leases will be renewed or replaced by leases on other properties; thus, it is anticipated that future minimum operating lease commitments will not be less than the 2006 expense.

NOTE I – 401(K) PLAN

The Company provides a 401(k) profit sharing plan. The Company does not match the contributions by the participating, eligible employees.

NOTE J – COMMITMENTS AND CONTINGENCIES

The Company is subject to claims and legal proceedings which have arisen in the ordinary course of its business and have not been finally adjudicated. The Company is unable to estimate the magnitude of its exposure at this time. The Company is defending vigorously against these actions. Management believes, based upon discussion with counsel, that the outcome of these matters will not have a material effect on the Company's financial position, the results of operations, or its cash flows.

Customer transactions are cleared through a clearing organization on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the clearing organization may charge the Company for any losses incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customers' obligations. The Company regularly monitors the activity in its customer accounts for compliance with the clearing organization margin requirements.

The Company is exposed to the risk of loss on unsettled customer transactions in the event customers and other counterparties are unable to fulfill contractual obligations. Securities transactions entered into as of December 31, 2006 settled with no adverse effect on the Company's financial condition.

END